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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2003

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X      Form 40-F
                             -----              -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of each of the following releases made pursuant to the Korean Fair Disclosure Rules and filed with the Korea Securities Dealers Association Automated Quotation Market on the date of such release:

Exhibit 99.1:     a summary of a press release regarding the Company's agreement with Flarion Technologies, dated December
                  16, 2002;

Exhibit 99.2:     a press release dated November 29, 2002, regarding the Company's official stance on Dacom's acquisition of a major stake in Powercomm;

Exhibit 99.3:     a press release dated November 27, 2002, regarding the export of animated 3-D film 'Lazy Cat Dinga' to
                  Japan;

Exhibit 99.4:     a summary of the Company's Q&A session on November 14, 2002, regarding its earnings for the third quarter of 2002; and

Exhibit 99.5:     a press release dated November 1, 2002, regarding the board of directors' approval of foreign capital investment in the Company.
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The above releases may contain "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro
Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            HANARO TELECOM, INC.



Date: January 7, 2003                       By: /s/ Kyu June Hwang
                                                --------------------------------
                                                Name:  Kyu June Hwang
                                                Title: Managing Director
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                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------
99.1:          a summary of a press release regarding the Company's agreement with Flarion Technologies, dated December 16, 2002.

99.2:          a press release dated November 29, 2002, regarding the Company's official stance on Dacom's acquisition of a major stake in Powercomm.

99.3:          a press release dated November 27, 2002, regarding the export of animated 3-D film 'Lazy Cat Dinga' to Japan.

99.4           a summary of the Company's Q&A session on November 14, 2002, regarding its earnings for the third quarter of 2002.

99.5:          a press release dated November 1, 2002, regarding the board of directors' approval of foreign capital investment in the Company.